SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Uber Technologies, Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[The reference is to an article by The Verge, available at https://www.theverge.com/2020/4/28/21240414/uber-cto-thuan-pham-resign-layoffs-kalanick.]

[This reference is to an article by Bloomberg Law, available at https://news.bloomberglaw.com/corporate-governance/uber-ceos-pay-faces-investor-backlash-at-first-post-ipo-meeting]